Yambear Bio-Tech, Inc.

3F., No. 10, Yuanxi 2nd Rd.

Pingtung Agricultural Biotechnology Park

Changzhi Township, Pingtung 908

Taiwan, Republic of China

September 18, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Yambear Bio-Tech, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 2, 2013
File No. 333-186689

Dear Mr. Riedler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Yambear Bio-Tech, Inc. (the “Company”) dated August 14, 2013.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Financial Statements

General

Staff Comment 1: Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements as required by Rule 8-08 of Regulation S-X and has included the updated financial statements in Amendment No. 4 to the Registration Statement on Form S-1 filed concurrently with the filing of this letter.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Chiang Law Offices, P.C., Company counsel, at (415) 488-5581.

Sincerely,

/s/ Hsin-Lung Lin
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.

cc:

The Chiang Law Offices, P.C.

1700 North First Street, Suite 343

San Jose, CA 95112